

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65377 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Guidance Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11107 Sunset Hills Road, Suite 200
(No. and Street)

| Reston | VA | 20190 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Gainor (703) 885-0824
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name - if individual, state last. first. middle name)

| 1800 Tysons Blvd. | McLean | VA | 22102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

## OATH OR AFFIRMATION

I, **Thomas Gainor**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Guidance Securities, LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

SVP, General Counsel


AE KYUNG YONG
NOTARY PUBLIC
REG # 7352775
MY COMMISSION EXPIRES
4/30/2014
COMMONWEALTH OF VIRGINIA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*



## Independent Auditor's Report

To the Board of Directors and Member of Guidance Securities, LLC:

We have audited the accompanying financial statements of Guidance Securities LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, of member's equity and of cash flows for the year then ended.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America.

*PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261*
*T: (703) 918 3000, F: (703) 918 3100,* www.pwc.com/us



In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guidance Securities, at December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Emphasis of Matter***

The Company is a wholly owned subsidiary of Guidance Financial Group, LLC, which is a wholly owned subsidiary of CG (IFS), Inc. As disclosed in Note 4 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP
McLean, Virginia
February 27, 2013

## GUIDANCE SECURITIES, LLC
## Statement of Financial Condition
### As of December 31, 2012

| | | 2012 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 18,239 |
| Prepaid insurance | | 425 |
| Deposits | | 345 |
| Total assets | $ | 19,009 |
| **Liabilities and Member's Equity** | | |
| Accounts payable | $ | - |
| Accrued liablities | | 2,588 |
| Due to affiliate | | - |
| Total liabilities | | 2,588 |
| Commitment and contingencies (Note 5) | | - |
| **Member's equity** | | |
| Member's equity | | 107,000 |
| Accumulated deficit | | (90,579) |
| Total member's equity | | 16,421 |
| Total liabilities and member's equity | $ | 19,009 |

*The accompanying notes are an integral part of these financial statements.*

# GUIDANCE SECURITIES, LLC
## Statement of Operations
### For the year ended December 31, 2012

| | 2012 |
|---|---|
| **Revenue** | |
| Total revenue | $ - |
| **Expenses** | |
| Operating expenses | |
| Professional fees | 24,225 |
| Other operating expenses | 3,570 |
| Total expenses | 27,795 |
| **Net loss** | $ (27,795) |

*The accompanying notes are an integral part of these financial statements.*

# GUIDANCE SECURITIES, LLC
## Statement of Member's Equity
### For the year ended December 31, 2012

| | | Member's Equity |
|---|---|---|
| Balance at December 31, 2011 | $ | 22,216 |
| Capital contribution | | 22,000 |
| Net loss | | (27,795) |
| Balance at December 31, 2012 | $ | 16,421 |

*The accompanying notes are an integral part of these financial statements.*

**GUIDANCE SECURITIES, LLC**
**Statement of Cash Flows**
**For the year ended December 31, 2012**

| | | 2012 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (27,795) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| (Increase)/ decrease in: | | |
| Prepaid expenses | | (213) |
| Deposits | | 32 |
| Increase in: | | |
| Accounts payable | | (3,337) |
| Accrued liablities | | 2,588 |
| Due to affiliate | | (45) |
| Net cash used for operating activities | | (28,770) |
| **Cash flows from financing activities** | | |
| Contribution from member | | 22,000 |
| Net cash provided by financing activities | | 22,000 |
| Net decrease in cash and cash equivalents | | (6,770) |
| Cash and cash equivalents, beginning of year | | 25,009 |
| Cash and cash equivalents, end of year | $ | 18,239 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

Guidance Securities, LLC (the "Company") is headquartered in Reston, Virginia. The Company is a Delaware limited liability company formed on March 25, 2002, and is a wholly-owned subsidiary of Guidance Financial Group, LLC (the "Parent") which is a wholly-owned subsidiary of CG (IFS), Inc. The Company was formed to distribute financial products and services to certain investors in the United States.

The Company was capitalized on March 25, 2002 by a $10,000 capital contribution from the Parent. The Company is generally dependent upon borrowings and capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and intends to provide distribution services for an affiliate, Guidance Investments Mutual Funds, which will be advised by another affiliate, Guidance Investments, LLC.

## 2. Significant Accounting Policies

The accounting and reporting policies at the Company conform to accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

### Cash

Cash consists of cash deposited with banks with a maturity of three months or less when purchased. The Company maintains its own cash accounts, which are periodically funded with capital contributions from its member.

### Deposits

Deposits consist of amounts deposited with FINRA. These deposits may be drawn down from time to time by FINRA in satisfaction of license and other Company expenses owed to them.

### Income taxes

The accompanying financial statements contain no provision for federal and state income taxes. In accordance with the Internal Revenue Code and the Company's operating agreement, all Federal and state income tax liabilities and/or tax benefits are passed

through to the equity member. The Company's tax return and the amount of allocable Company profits or losses are subject to examination by federal and state taxing authorities. If such changes result in changes to the Company profits and losses, the tax liability of the member could be changed accordingly.

### 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

At December 31, 2012, the Company had net capital of $15,651, which was $10,478 in excess of its required capital of $5,173.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 2,588:15,651.

### 4. Related-Party Transactions

The Company is a member of a group of affiliated entities. The Parent, per an Expense Reimbursement Agreement, has agreed to assume liability for certain expenses incurred by the Company. At December 31, 2012, the Parent had assumed no costs for the year then ended and had assumed costs of $191,766 since the inception of the Company.

### 5. Commitments and Contingencies

As of December 31, 2012, no customer securities transactions had been completed.

### 6. Subsequent Events

For purposes of these financial statements, subsequent events have been evaluated from January 1, 2013 through February 27, 2013, which is the date that the financial statements were available to be issued. During this period the Company did not identify any material recognizable subsequent events.

# GUIDANCE SECURITIES, LLC
**Computation of Net Capital under Rule 15c3-1**
**of the Securities and Exchange Commission**
**December 31, 2012**

**Schedule I**

| | | 2012 |
|---|---|---|
| Total aggregate indebtedness | $ | 2,588 |
| Net capital: | | |
| Total member's equity | $ | 16,421 |
| Non-allowance assets: | | |
| Prepaid expenses | | (425) |
| Deposits | | (345) |
| Net capital | $ | 15,651 |
| Ratio of aggregate indebtedness to net capital | | 2,588:15,651 |
| Computation of basis net capital requirement: | | |
| Minimum net capital required (6.67% of aggregate indebtedness) | $ | 173 |
| Minimum dollar net capital required for introducing broker-dealer | $ | 5,000 |
| Net capital required | $ | 5,173 |
| Excess net capital | $ | 10,478 |
| Reconciliation with Company's computation (included in Part II of Form X-17a5) as of December 31, 2012: | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 15,651 |
| Net capital, per above | $ | 15,651 |

## GUIDANCE SECURITIES, LLC

**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2012**

**Schedule II**

---

The Company does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.



**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)**

To the Board of Directors and Member of Guidance Securities, LLC:

In planning and performing our audit of the financial statements of Guidance Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

*PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261*
*T: (703) 918 3000, F: (703) 918 3100,* www.pwc.com/us



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
McLean, Virginia
February 27, 2013


FSC
www.fsc.org

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.

© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.